FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

Item
1	Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2016

Banco Santander, S.A. and Companies
composing Santander Group

Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2016

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Million of euros)

ASSETS	Note	09/30/2016	12/31/2015(*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		63,717	77,751

FINANCIAL ASSETS HELD FOR TRADING	5	152,814	146,346

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	45,158	45,043

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	113,947	122,036

LOANS AND RECEIVABLES	5	828,539	836,156

INVESTMENTS HELD-TO-MATURITY	5	12,276	4,355

HEDGING DERIVATES		11,512	7,727

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		1,891	1,379

INVESTMENTS		3,481	3,251
Associated companies		1,667	1,592
Controlled entities		1,814	1,659

REINSURANCE ASSETS		353	331

TANGIBLE ASSETS	7	25,979	25,320
Property, plant and equipment		19,692	19,335
For own-use		7,508	7,949
Leased out under an operating lease		12,184	11,386
Investment property		6,287	5,985
Of which Leased out under an operating lease		5,094	4,777

INTANGIBLE ASSETS	8	28,748	29,430
Goodwill		26,148	26,960
Other intangible assets		2,600	2,470

TAX ASSETS		26,564	27,814
Current tax assets		5,074	5,769
Deferred tax assets		21,490	22,045

OTHER ASSETS		8,579	7,675
Insurance contracts linked to pensions		269	299
Inventories		1,115	1,013
Other		7,195	6,363

NON-CURRENT ASSETS HELD FOR SALE	6	5,980	5,646

TOTAL ASSETS		1,329,538	1,340,260

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Million of euros)

LIABILITIES	Note	09/30/2016	12/31/2015(*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	116,249	105,218

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	47,149	54,768

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,021,138	1,039,343

HEDGING DERIVATES		8,939	8,937

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		654	174

LIABILITIES UNDER INSURANCE CONTRACT		665	627

PROVISIONS		14,883	14,494
Pensions and other post-retirement obligations	10	6,963	6,356
Other long term employee benefits	10	1,909	1,916
Taxes and other legal contingencies	10	2,860	2,577
Contingent liabilities and commitments		583	618
Other provisions	10	2,568	3,027

TAX LIABILITIES		8,677	7,725
Current tax liabilities		3,018	2,160
Deferred tax liabilities		5,659	5,565

OTHER LIABILITIES		10,062	10,221

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,228,416	1,241,507

SHAREHOLDERS´ EQUITY	11	105,221	102,402

CAPITAL		7,217	7,217
Called up unpaid capital		7,217	7,217
Unpaid capital which has been called up		-	-
SHARE PREMIUM		45,001	45,001
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		-	-
Equity component of compound financial instruments		-	-
Other equity instruments		-	-
OTHER EQUITY		233	214
ACCUMULATED RETAINED		49,962	46,429
REVALUATION RESERVES		-	-
OTHER RESERVES		(786)	(669)
(-) OWN SHARES		(218)	(210)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		4,606	5,966
(-) INTERIM DIVIDENS	3	(794)	(1,546)

OTHER ACCUMULATED RESULTS		(16,326)	(14,362)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,857)	(3,166)
Actuarial gains or (-) losses on defined benefit pension plans	11	(3,856)	(3,165)
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(1)	(1)
Other valuation adjustments		-	-

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(12,469)	(11,196)
Hedge of net investments in foreign operations (Effective portion)	11	(3,928)	(3,597)
Exchange differences	11	(10,585)	(8,383)
Hedging derivatives. Cash flow hedges (Effective portion)		769	171
Available-for-sale financial assets	11	1,462	844
Debt instruments		954	98
Equity instruments		508	746
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(187)	(231)

NON-CONTROLLING INTEREST		12,227	10,713
Other accumulated results		(1,066)	(1,227)
Others items		13,293	11,940

EQUITY		101,122	98,753
TOTAL EQUITY AND LIABILITIES		1,329,538	1,340,260
MEMORANDUM ITEMS	14
GRANTED GUARANTEES		41,677	39,834
CONTINGENT COMMITMENT GRANTED		220,610	221,738

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Million of reais)

ASSETS	Note	09/30/2016	12/31/2015(*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHERS DEPOSITS ON DEMAND		230,718	335,240

FINANCIAL ASSETS HELD FOR TRADING	5	553,340	631,000

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	163,517	194,212

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	412,604	526,182

LOANS AND RECEIVABLES	5	3,000,141	3,605,254

INVESTMENTS HELD-TO-MATURITY	5	44,450	18,777

HEDGING DERIVATES		41,685	33,317

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		6,847	5,946

INVESTMENTS		12,604	14,017
Associated companies		6,036	6,864
Controlled entities		6,568	7,153

REINSURANCE ASSETS		1,277	1,427

TANGIBLE ASSETS	7	94,068	109,173
Property, plant and equipment		71,304	83,367
For own-use		27,185	34,274
Leased out under an operating lease		44,119	49,093
Investment property		22,764	25,806
Of which Leased out under an operating lease		18,445	20,597

INTANGIBLE ASSETS	8	104,098	126,893
Goodwill		94,683	116,243
Other intangible assets		9,415	10,650

TAX ASSETS		96,187	119,925
Current tax assets		18,371	24,874
Deferred tax assets		77,816	95,051

OTHER ASSETS		31,066	33,092
Insurance contracts linked to pensions		975	1,289
Inventories		4,039	4,368
Other		26,052	27,435

NON-CURRENT ASSETS HELD FOR SALE	6	21,654	24,344

TOTAL ASSETS		4,814,256	5,778,799

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Million of reais)

LIABILITIES	Note	09/30/2016	12/31/2015(*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	420,939	453,669

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	170,726	236,142

FINANCIAL LIABILITIES AT AMORTISED COST	9	3,697,537	4,481,334

HEDGING DERIVATES		32,370	38,534

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		2,367	750

LIABILITIES UNDER INSURANCE CONTRACT		2,407	2,703

PROVISIONS		53,890	62,494
Pensions and other post-retirement obligations	10	25,212	27,405
Other long term employee benefits	10	6,912	8,261
Taxes and other legal contingencies	10	10,355	11,111
Contingent liabilities and commitments		2,110	2,665
Other provisions	10	9,301	13,052

TAX LIABILITIES		31,418	33,308
Current tax liabilities		10,928	9,313
Deferred tax liabilities		20,490	23,995

OTHER LIABILITIES		36,436	44,061

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		4,448,090	5,352,995

SHAREHOLDERS´ EQUITY	11	269,466	258,463

CAPITAL		18,016	18,016
Called up unpaid capital		18,016	18,016
Unpaid capital which has been called up		-	-
SHARE PREMIUM		107,097	107,097
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		-	-
Equity component of compound financial instruments		-	-
Other equity instruments			-
OTHER EQUITY		607	531
ACCUMULATED RETAINED		132,004	119,011
REVALUATION RESERVES		-	-
OTHER RESERVES		(2,471)	(1,398)
(-) OWN SHARES		(788)	(904)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		18,125	21,746
(-) INTERIM DIVIDENS	3	(3,124)	(5,636)

OTHER ACCUMULATED RESULTS		52,428	121,150

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(13,964)	(13,648)
Actuarial gains or (-) losses on defined benefit pension plans	11	(13,961)	(13,644)
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(3)	(4)
Other valuation adjustments		-	-

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		66,392	134,798
Hedge of net investments in foreign operations (Effective portion)	11	(14,222)	(15,507)
Exchange differences	11	73,214	146,926
Hedging derivatives. Cash flow hedges (Effective portion)		2,785	738
Available-for-sale financial assets	11	5,293	3,638
Debt instruments		3,454	421
Equity instruments		1,839	3,217
Non-current assets classified as held for sale		-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(678)	(997)

NON-CONTROLLING INTEREST		44,272	46,191
Other accumulated results		8,501	15,968
Others items		35,771	30,223
EQUITY		366,166	425,804
TOTAL EQUITY AND LIABILITIES		4,814,256	5,778,799
MEMORANDUM ITEMS	14
GRANTED GUARANTEES		150,912	171,752
CONTINGENT COMMITMENT GRANTED		798,828	956,068

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of euros)

		(Debit) Credit
	Note	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015 (*)	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015(*)
Interest income		14,016	14,087	41,048	43,269
Interest expense		(6,217)	(6,105)	(18,055)	(18,345)
Net interest income		7,799	7,982	22,993	24,924
Dividend income		36	74	289	347
Share of results of entities accounted for using the equity method		119	93	314	293
Commission income		3,282	3,219	9,557	9,825
Commission expense		(685)	(746)	(2,014)	(2,241)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		72	140	806	897
Gain or losses on financial assets and liabilities held for trading, net		764	(692)	1,517	(1,697)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		11	226	433	214
Gain or losses from hedge accounting, net		(6)	60	8	22
Exchange differences, net		(401)	933	(1,073)	2,266
Other operating income		559	831	1,709	2,249
Other operating expenses		(481)	(797)	(1,641)	(2,167)
Income from assets under insurance and reinsurance contracts		396	225	1,420	651
Expenses from liabilities under insurance and reinsurance contracts		(384)	(201)	(1,372)	(584)
Gross income		11,081	11,347	32,946	34,999
Administrative expenses		(4,692)	(4,731)	(13,896)	(14,342)
Staff costs		(2,726)	(2,717)	(8,121)	(8,308)
Other general administrative expenses		(1,966)	(2,014)	(5,775)	(6,034)
Depreciation and amortisation cost		(557)	(611)	(1,738)	(1,806)
Provisions, net		(357)	(621)	(1,927)	(2,181)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	5	(2,507)	(2,553)	(7,154)	(7,848)
Financial assets measured at cost		(1)	(74)	(3)	(93)
Financial assets available-for-sale		16	(25)	16	(121)
Loans and receivables		(2,522)	(2,454)	(7,167)	(7,634)
Held-to-maturity investments		-	-	-	-
Profit from operations		2,968	2,831	8,231	8,822
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-	(8)	-
Impairment on non-financial assets, net		(7)	(68)	(37)	(355)
Tangible assets		(8)	(13)	(26)	(72)
Intangible assets		-	(19)	-	(36)
Others		1	(36)	(11)	(247)
Gain or losses on non financial assets and investments, net		(18)	44	9	237
Negative recognized in results		22	-	22	-
Gains or losses on non-current assets held for sale classified as discontinued operations	6	(24)	(29)	(64)	(85)
Profit or loss before tax from continuing operations		2,941	2,778	8,153	8,619
Tax expense or income from continuing operations		(905)	(787)	(2,547)	(1,552)
Profit for the period from continuing operations		2,036	1,991	5,606	7,067
Profit or loss after tax from discontinued operations		-	-	-	-
Profit for the period		2,036	1,991	5,606	7,067
Profit attributable to non-controlling interests		341	311	1,000	1,126
Profit attributable to the parent		1,695	1,680	4,606	5,941
Earnings per share:	3
Basic		0.11	0.11	0.30	0.41
Diluted		0.11	0.11	0.30	0.41

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

 (Million of reais)

		(Debit) Credit
	Note	07/01/2016 to 09/30/2016	07/01/2015 to 09/30/2015 (*)	01/01/2016 to 09/30/2016	01/01/2015 to 09/30/2015(*)
Interest income		50,186	54,484	161,515	150,868
Interest expense		(22,291)	(23,538)	(71,045)	(63,965)
Net interest income		27,895	30,946	90,470	86,903
Dividend income		98	308	1,138	1,210
Share of results of entities accounted for using the equity method		433	361	1,237	1,022
Commission income		11,760	12,438	37,605	34,257
Commission expense		(2,451)	(2,876)	(7,926)	(7,814)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		148	628	3,172	3,128
Gain or losses on financial assets and liabilities held for trading, net		2,865	(2,598)	5,967	(5,917)
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(32)	786	1,705	746
Gain or losses from hedge accounting, net		(26)	203	30	77
Exchange differences, net		(1,454)	3,498	(4,223)	7,901
Other operating income		1,986	3,157	6,724	7,841
Other operating expenses		(1,679)	(3,031)	(6,456)	(7,556)
Income from assets under insurance and reinsurance contracts		1,368	863	5,586	2,270
Expenses from liabilities under insurance and reinsurance contracts		(1,328)	(771)	(5,397)	(2,036)
Gross income		39,583	43,912	129,632	122,032
Administrative expenses		(16,772)	(18,264)	(54,677)	(50,007)
Staff costs		(9,737)	(10,502)	(31,955)	(28,968)
Other general administrative expenses		(7,035)	(7,762)	(22,722)	(21,039)
Depreciation and amortisation cost		(1,977)	(2,350)	(6,840)	(6,297)
Provisions, net		(1,113)	(2,452)	(7,580)	(7,604)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	5	(9,012)	(9,875)	(28,151)	(27,364)
Financial assets measured at cost		(3)	(261)	(12)	(324)
Financial assets available-for-sale		63	(104)	62	(422)
Loans and receivables		(9,072)	(9,510)	(28,201)	(26,618)
Held-to-maturity investments		-	-	-	-
Profit from operations		10,709	10,971	32,384	30,760
Impairment of investments in subsidiaries, joint ventures and associates, net		2	-	(32)	-
Impairment on non-financial assets, net		(25)	(289)	(149)	(1,237)
Tangible assets		(31)	(56)	(104)	(251)
Intangible assets		-	(69)	-	(125)
Others		6	(164)	(45)	(861)
Gain or losses on non financial assets and investments, net		(76)	189	41	826
Negative recognized in results		86	-	86	-
Gains or losses on non-current assets held for sale classified as discontinued operations	6	(84)	(111)	(251)	(296)
Profit or loss before tax from continuing operations		10,612	10,760	32,079	30,053
Tax expense or income from continuing operations		(3,257)	(2,884)	(10,021)	(5,411)
Profit for the period from continuing operations		7,355	7,876	22,058	24,642
Profit or loss after tax from discontinued operations		(1)	-	-	-
Profit for the period		7,354	7,876	22,058	24,642
Profit attributable to non-controlling interests		1,219	1,235	3,933	3,927
Profit attributable to the parent		6,135	6,641	18,125	20,715
Earnings per share:	3
Basic		0.41	0.44	1.19	1.42
Diluted		0.41	0.44	1.19	1.42

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the
Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of euros)

	Note	07/01/2016 a 09/30/2016	07/01/2015 a 09/30/2015 (*)	01/01/2016 a 09/30/2016	01/01/2015 a 09/30/2015 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		2,036	1,991	5,606	7,067

OTHER RECOGNISED INCOME AND EXPENSE		(1,336)	(5,335)	(1,803)	(4,876)
Items that will not be reclassified to profit or loss		(187)	606	(696)	438
Actuarial gains and losses on defined benefit pension plans	11	(221)	847	(950)	659
Non-current assets held for sale		-	-	-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-	-	-
Other valuation adjustments		-	-	-	-
Income tax relating to items that will not be reclassified to profit or loss		34	(241)	254	(221)
Items that may be reclassified to profit or loss		(1,149)	(5,941)	(1,107)	(5,314)
Hedges of net investments in foreign operations (Effective portion)	11	67	1,463	(332)	349
Revaluation gains (losses)		67	1,463	(333)	349
Amounts transferred to income statement		-	-	1	-
Other reclassifications		-	-	-	-
Exchanges differences	11	(1,429)	(7,544)	(2,107)	(4,726)
Revaluation gains ( losses)		(1,429)	(7,544)	(2,101)	(4,726)
Amounts transferred to income statement		-	-	(6)	-
Other reclassifications		-	-	-	-
Cash flow hedges (Effective portion)		(17)	285	850	112
Revaluation gains or (losses)		968	520	6,037	712
Amounts transferred to income statement		(985)	(235)	(5,187)	(600)
Transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Available-for-sale financial assets	11	388	(25)	1,271	(1,298)
Revaluation gains or ( losses)		472	(48)	2,103	(845)
Amounts transferred to income statement		(84)	23	(832)	(453)
Other reclassifications		-	-	-	-
Non-current assets held for sale		-	-	-	-
Revaluation gains (losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(5)	(106)	44	(148)
Income tax relating to items that may be reclassified to profit or loss		(153)	(14)	(833)	397
Total recognised income and expenses		700	(3,344)	3,803	2,191
Attributable to non-controlling interests		304	(443)	1,161	380
Attributable to the parent		396	(2,901)	2,642	1,811

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

   (Million of reais)

	Note	07/01/2016 a 09/30/2016	07/01/2015 a 09/30/2015 (*)	01/01/2016 a 09/30/2016	01/01/2015 a 09/30/2015 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		7,354	7,876	22,058	24,642

OTHER RECOGNISED INCOME AND EXPENSE		(1,330)	80,817	(76,189)	108,879
Items that will not be reclassified to profit or loss		(643)	2,082	(2,736)	1,527
Actuarial gains and losses on defined benefit pension plans	11	(739)	2,919	(3,739)	2,298
Non-current assets held for sale		-	-	-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		-	-	2	-
Other valuation adjustments		-	-	-	-
Income tax relating to items that will not be reclassified to profit or loss		96	(837)	1,001	(771)
Items that may be reclassified to profit or loss		(687)	78,735	(73,453)	107,352
Hedges of net investments in foreign operations (Effective portion)	11	339	4,896	(1,303)	1,217
Revaluation gains (losses)		339	4,896	(1,309)	1,217
Amounts transferred to income statement		-	-	6	-
Other reclassifications		-	-	-	-
Exchanges differences	11	(1,659)	73,548	(77,390)	109,402
Revaluation gains ( losses)		(1,660)	73,548	(77,366)	109,402
Amounts transferred to income statement		1	-	(24)	-
Other reclassifications		-	-	-	-
Cash flow hedges (Effective portion)		(227)	962	3,344	391
Revaluation gains or (losses)		2,880	1,848	23,755	2,483
Amounts transferred to income statement		(3,107)	(886)	(20,411)	(2,092)
Transferred to initial carrying amount of hedged items		-	-	-	-
Other reclassifications		-	-	-	-
Available-for-sale financial assets	11	1,367	(321)	5,003	(4,526)
Revaluation gains or ( losses)		1,559	(314)	8,276	(2,947)
Amounts transferred to income statement		(192)	(7)	(3,273)	(1,579)
Other reclassifications		-	-	-	-
Non-current assets held for sale		-	-	-	-
Revaluation gains (losses)		-	-	-	-
Amounts transferred to income statement		-	-	-	-
Other reclassifications		-	-	-	-
Other recognised income and expense of investments in subsidaries, joint ventures and associates		(29)	(377)	172	(516)
Income tax relating to items that may be reclassified to profit or loss		(478)	27	(3,279)	1,384
Total recognised income and expenses		6,024	88,693	(54,131)	133,521
Attributable to non-controlling interests		1,389	9,061	(3,534)	15,507
Attributable to the parent		4,635	79,632	(50,597)	118,014

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of euros)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Other comprensive income accumulated	Others elements	Total
Balance as at 12/31/15 (*)	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/15 (*)	7,217	45,001	-	214	46,429	-	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognised income and expense	-	-	-	-	-	-	-	-	4,606	-	(1,964)	161	1,000	3,803
Other changes in equity	-	-	-	19	3,533	-	(117)	(8)	(5,966)	752	-	-	353	(1,434)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	534	534
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(722)	-	-	-	-	(794)	-	-	(440)	(1,956)
Purchase of equity instruments	-	-	-	-	-	-	-	(1,034)	-	-	-	-	-	(1,034)
Dispossal of equity instruments	-	-	-	-	-	-	(13)	1,026	-	-	-	-	-	1,013
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,255	-	165	-	(5,966)	1,546	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	405	405
Share-based payment	-	-	-	(72)	-	-	-	-	-	-	-	-	-	(72)
Others increases or (-) decreases of the equity	-	-	-	91	-	-	(269)	-	-	-	-	-	(146)	(324)
Balance at 09/30/16	7,217	45,001	-	233	49,962	-	(786)	(218)	4,606	(794)	(16,326)	(1,066)	13,293	101,122

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of reais)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Other comprensive income accumulated	Others elements	Total
Balance as at 12/31/15 (*)	18,016	107,097	-	531	119,011	-	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/15 (*)	18,016	107,097	-	531	119,011	-	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Total recognised income and expense	-	-	-	-	-	-	-	-	18,125	-	(68,722)	(7,467)	3,933	(54,131)
Other changes in equity	-	-	-	76	12,993	-	(1,073)	116	(21,746)	2,512	-	-	1,615	(5,507)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	2,332	2,332
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(2,632)	-	-	-	-	(3,124)	-	-	(1,731)	(7,487)
Purchase of equity instruments	-	-	-	-	-	-	-	(4,067)	-	-	-	-	-	(4,067)
Dispossal of equity instruments	-	-	-	-	-	-	(50)	4,036	-	-	-	-	-	3,986
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	15,625	-	485	-	(21,746)	5,636	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	1,594	1,594
Share-based payment	-	-	-	(283)	-	-	-	-	-	-	-	-	-	(283)
Others increases or (-) decreases of the equity	-	-	-	359	-	-	(1,508)	147	-	-	-	-	(580)	(1,582)
Balance at 09/30/16	18,016	107,097	-	607	132,004	-	(2,471)	(788)	18,125	(3,124)	52,428	8,501	35,771	366,166

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of euros)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Other comprensive income accumulated	Others elements	Total
Balance as at 12/31/14 (*)	6,292	38,611	-	265	41,860	-	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/14 (*)	6,292	38,611	-	265	41,860	-	(700)	(10)	5,816	(471)	(10,858)	(655)	9,564	89,714
Total recognised income and expense	-	-	-	-	-	-	-	-	5,941	-	(4,130)	(746)	1,126	2,191
Other changes in equity	866	6,461	-	(3)	4,580	-	95	(235)	(5,816)	(245)	-	-	1,079	6,782
Issuance of ordinary shares	866	6,461	-	-	-	-	111	-	-	-	-	-	317	7,755
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	873	873
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(673)	-	-	-	-	(716)	-	-	(325)	(1,714)
Purchase of equity instruments	-	-	-	-	-	-	-	(2,678)	-	-	-	-	-	(2,678)
Dispossal of equity instruments	-	-	-	-	-	-	19	2,443	-	-	-	-	-	2,462
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	5,253	-	92	-	(5,816)	471	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	622	622
Share-based payment	-	-	-	(73)	-	-	-	-	-	-	-	-	-	(73)
Others increases or (-) decreases of the equity	-	-	-	70	-	-	(127)	-	-	-	-	-	(408)	(465)
Balance at 09/30/15 (*)	7,158	45,072	-	262	46,440	-	(605)	(245)	5,941	(716)	(14,988)	(1,401)	11,769	98,687

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of reais)

												Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated profits	Revaluation reserves	Other reserves	(-) Own Equity instruments	Parent result for the period	(-) Dividends	Other comprehensive income accumulated	Other comprensive income accumulated	Others elements	Total
Balance as at 12/31/14 (*)	15,027	86,908	-	613	104,877	-	(1,397)	(31)	18,135	(1,468)	37,584	4,936	23,756	288,940
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted balance as at 12/31/14 (*)	15,027	86,908	-	613	104,877	-	(1,397)	(31)	18,135	(1,468)	37,584	4,936	23,756	288,940
Total recognised income and expense	-	-	-	-	-	-	-	-	20,715	-	97,299	11,580	3,927	133,521
Other changes in equity	2,749	20,476	-	38	14,301	-	150	(1,069)	(18,135)	(1,028)	-	-	2,255	19,737
Issuance of ordinary shares	2,749	20,476	-	-	-	-	387	-	-	-	-	-	1,050	24,662
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	3,014	3,014
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(2,099)	-	-	-	-	(2,496)	-	-	(1,090)	(5,685)
Purchase of equity instruments	-	-	-	-	-	-	-	(9,338)	-	-	-	-	-	(9,338)
Dispossal of equity instruments	-	-	-	-	-	-	66	8,516	-	-	-	-	-	8,582
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	16,400	-	267	-	(18,135)	1,468	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	2,169	2,169
Share-based payment	-	-	-	(255)	-	-	-	-	-	-	-	-	-	(255)
Others increases or (-) decreases of the equity	-	-	-	293	-	-	(570)	(247)	-	-	-	-	(2,888)	(3,412)
Balance at 09/30/15 (*)	17,776	107,384	-	651	119,178	-	(1,247)	(1,100)	20,715	(2,496)	134,883	16,516	29,938	442,198

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of euros)

	Note	09/30/2016	09/30/2015 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		4,373	(5,709)
Consolidated Profit for the period		5,606	7,067
Adjustments made to obtain the cahs flows from operating activities		15,499	13,767
Depreciation and amortisation charge		1,738	1,806
Other adjustments		13,761	11,961
Net increase/(decrease) in operating assets:		36,557	67,524
Financial assets held-for-trading		13,851	1,362
Financial assets at fair value through profit or loss		1,037	9,507
Available-for-sale financial assets		(9,736)	16,295
Loans and receivables		26,879	42,394
Other operating assets		4,526	(2,034)
Net increase/(decrease) in operating liabilities:		21,300	42,208
Liabilities held-for-trading financial		17,076	1,948
Financial liabilities at fair value through profit or loss		(6,557)	(3,529)
Financial liabilities at amortised cost		12,401	45,344
Other operating liabilities		(1,620)	(1,555)
Income tax recovered/(paid)		(1,475)	(1,227)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(10,886)	(3,430)
Payments:		13,931	7,429
Tangible assets	7	5,071	5,736
Intangible assets		1,129	615
Investments		37	56
Subsidiaries and other business units	2	459	1,022
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		7,235	-
Other proceeds related to investing activities		-	-
Proceeds:		3,045	3,999
Tangible assets	7	2,057	2,577
Intangible assets		-	7
Investments		183	277
Subsidiaries and other business units		80	497
Non-current assets held for sale and associated liabilities	6	721	641
Held-to-maturity investments		4	-
Other payments related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(4,545)	9,306
Payments:		7,279	5,029
Dividends	3	2,238	1,389
Subordinated liabilities		3,461	689
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		1,034	2,678
Other payments related to financing activities		546	273
Proceeds:		2,734	14,335
Subordinated liabilities		1,726	3,486
Issuance of own equity instruments	11	-	7,500
Disposal of own equity instruments		1,008	2,469
Other procedes related to financing activities		-	880
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(2,976)	(308)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(14,034)	(139)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		77,751	69,853
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		63,717	69,714

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,403	6,288
Cash equivalents at central banks		44,289	50,273
Other financial assets		13,025	13,153
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		63,717	69,714
In which: restricted cash		-	-

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015

(Million of reais)

	Note	09/30/2016	09/30/2015 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		17,203	(19,906)
Consolidated Profit for the period		22,058	24,642
Adjustments made to obtain the cahs flows from operating activities		60,987	48,002
Depreciation and amortisation charge		6,840	6,297
Other adjustments		54,147	41,705
Net increase/(decrease) in operating assets:		143,846	235,440
Financial assets held-for-trading		54,500	4,749
Financial assets at fair value through profit or loss		4,082	33,149
Available-for-sale financial assets		(38,310)	56,817
Loans and receivables		105,764	147,817
Other operating assets		17,810	(7,092)
Net increase/(decrease) in operating liabilities:		83,808	147,168
Liabilities held-for-trading financial		67,189	6,792
Financial liabilities at fair value through profit or loss		(25,802)	(12,305)
Financial liabilities at amortised cost		48,795	158,103
Other operating liabilities		(6,374)	(5,422)
Income tax recovered/(paid)		(5,804)	(4,278)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(42,834)	(11,957)
Payments:		54,817	25,902
Tangible assets	7	19,953	20,000
Intangible assets		4,443	2,144
Investments		145	195
Subsidiaries and other business units	2	1,807	3,563
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		28,469	-
Other proceeds related to investing activities		-	-
Proceeds:		11,983	13,945
Tangible assets	7	8,094	8,986
Intangible assets		-	24
Investments		720	966
Subsidiaries and other business units		316	1,733
Non-current assets held for sale and associated liabilities	6	2,837	2,236
Held-to-maturity investments		16	-
Other payments related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(18,464)	30,375
Payments:		29,219	17,287
Dividends	3	9,584	4,595
Subordinated liabilities		13,598	2,402
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		4,067	9,338
Other payments related to financing activities		1,970	952
Proceeds:		10,755	47,662
Subordinated liabilities		6,790	12,155
Issuance of own equity instruments	11	-	23,830
Disposal of own equity instruments		3,965	8,609
Other procedes related to financing activities		-	3,068
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(60,427)	88,888
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(104,522)	87,400
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		335,240	224,975
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		230,718	312,375

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		23,185	28,175
Cash equivalents at central banks		160,370	225,263
Other financial assets		47,164	58,937
Less - Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		230,718	312,375
In which: restricted cash		-	-

(*) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2016.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended September 30, 2016

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank´s website (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group's interim condensed consolidated financial statements for the nine-month period ended September 30, 2016 (“interim financial statements”) were prepared and formulated by the Group's directors at the board meeting held on October 28, 2016. The Group’s consolidated financial statements for year 2015 were approved by the shareholders at the Bank’s annual general meeting on March 18, 2016.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.’s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These interim financial statements were prepared to comply with the requirements and specific provisions established in CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil (CVM), as a result of the trading of the Bank’s marketable securities in Brazilian regulated markets, which requires the presentation of interim consolidated financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim consolidated financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2015 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on February 12, 2016) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2015 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2015.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the quarter and the nine-month period ended September 30, 2016.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorised for issue, focusing on new activities, events and circumstances occurring during the second quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2015.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2015, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, balance sheet was translated at closing period exchange rate, the shareholders equity at historical exchange rate and income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2016, taking into account the standards and interpretations that came into effect in the nine month period ended September 30, 2016. In connection to this, it should be noted that the following standards came into effect for the Group in the nine-month period ended September 30, 2016:

-Amendments to IAS 1 - Disclosure Initiative (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

-Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortisation (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortisation is equal to the difference between the gross carrying amount and the carrying  amount of the asset after revaluation (after taking into account any impairment losses).

-Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

-Amendments to IAS 27 - Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

-Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) – these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

-Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after January 1, 2016, early application permitted) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2015.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets – available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the nine-month period ended September 30, 2016 there were no significant changes in the estimates made at the 2015 year-end other than those indicated in these interim financial statements.

d)	Contingent assets and liabilities

Note 2.o to the Group's consolidated financial statements for the year ended December 31, 2015 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2015 to the date of formal preparation of these interim financial statements.

e)	Comparative information

On November 19, 2015 the CNMV released Circular 5/2015 of October 28, which modified the previously issued Circular 1/2008 from January 30, 2008 regarding the periodic information issued by securities trading companies. The Circular has modified the breakdown and presentation of certain financial statements, although the changes are not significant and are compliant with IAS 34. The corresponding 2015 financial information has been re-elaborated under this new criteria to be comparable.

Therefore, the information for the year ended December 31, 2015 contained in these interim financial statements is only presented for comparison purposes with the information relating to the nine-month period ended September 30, 2016.

In order to interpret the changes in the balances with respect to December 2015, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the annual year ended December 31, 2015) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2016, considering the exchange rates at the first nine months of 2016: Mexican peso (-12.99%), US dollar (-2.45%), Brazilian real (+19.07%), pound sterling          (-14.76%), Chilean peso (+5.47%) and Polish zloty (-1.28%).

f)	Seasonality of the Group’s transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the nine-month period ended September 30, 2016.

g)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the nine month period ended September 30, 2016.

h)Events after the reporting period

From October 1, 2016 to the date on which the interim financial statements for the third quarter of 2016 were authorised for issue, the following significant event occurred at Santander Group:

-At its meeting of October 14, 2016, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the final dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.045 per share, in shares or cash.

i)Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognised under Cash, cash and balances with central banks and other deposits on demand in the condensed consolidated balance sheet.

-Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)Other information

Economic environment

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU, which creates a number of uncertainties within the UK, and regarding its relationship with the EU.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The exit from the EU could also lead to legal uncertainty and potentially divergent national laws and regulations across Europe should EU laws be replaced, in whole or in part, by UK laws on the same (or substantially similar) issues. The negotiation of the UK’s exit terms is likely to take a many of years.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes to the fiscal, monetary and regulatory landscape to which the group subject and could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

Commercial transformation plan

During the three-months period ending June 30, 2016, it has been arranged the commercial transformation plan and the construction of a more simple Corporative Center that creates more value to the subsidiaries. The measures covered in this plan have represented a cost net of taxes of EUR 475 million.

Visa stake disposal

On June 21, 2016 the Group has disposed its VISA Europe, LTD stake, classified as available for sale, obtaining a gain net of taxes of EUR 227 million ( 934 million of reais).

Contribution to Single Resolution Fund (SRF)

The contribution to SRF has been registered by the Group at June 30, 2016 for a total amount net of taxes of EUR 120 million (494 million of reais), this contribution was registered during the last quarter of 2015.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2015 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2015, 2014 and 2013.

There were no significant adquisition/disposals of ownership interests. The most significant transactions pending at September 30, 2016 are as follows:

Metrovacesa agreement

On June 21, Banco Santander hereby has reached an agreement with Merlin Properties, Socimi, S.A., together with the other shareholders of Metrovacesa, S.A.,  for the integration in Merlin group, following the total spin-off of Metrovacesa, S.A., of Metrovacesa, S.A. property rental asset business in Merlin Properties, Socimi, S.A. and Metrovacesa, S.A. residential rental business in Metrovacesa, S.A. current subsidiary, Testa Residencial, S.L.U. The other assets of Metrovacesa, S.A. not integrated in Merlin group as a result of the integration, consisting of a residual group of land assets for development and subsequent lease, will be transferred to a newly created company wholly owned by the current shareholders of Metrovacesa, S.A.

As a result of the integration, Group Santander’s direct ownership interest in the share capital of Merlin Properties, Socimi, S.A. and Testa Residencial, S.L.U. will rise to 21.95% and 46.21%, respectively.

Regarding the General Meeting of shareholders of Merlin Properties, SOCIMI, S.A. and Metrovacesa S.A. on September 15, 2016 where not only the operation was approved, but also obtained the regulatory approvals, it is expected that the transaction will be effective in the last quarter of the period ended on December 2016.

The impact of the integration transaction, once executed, on Santander Group’s income statement is marginal.

Other transactions

Agreement with UniCredit

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into an agreement of exclusivity and principles with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement would provide for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group would have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic would share a 33.3% stake. Pioneer Investments' operations in the United States would not be included in the new company but rather wouldl be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On November 11, 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure.

In July 2016 the parties terminated the agreement after concluding that this was the most appropriate course of action in view of the regulatory demands for the transaction, which deviated from their original expectations.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorisations, the Group will have an ownership interest of approximately 68.53% in SCUSA.

3.Shareholder remuneration system and earnings per share

a)Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first nine months of 2016 and 2015 was as follows:

	09/30/16			09/30/15
	% of par value	Euros per share	Amount (Million of euros)	% of par value	Euros per share	Amount (Million of euros)
Dividend paid out of profit	21.00%	0.1050	1,516	14.74%	0.0737	1,044
Dividend paid with a charge to reserves or share premium	10.00%	0.0500	722	4.90%	0.0245	345
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	31.00%	0.1550	2,238	19.64%	0.0982	1,389

	09/30/16			09/30/15
	% of par value	Reais per share	Amount (Million of reais)	% of par value	Reais per share	Amount (Million of reais)
Dividend paid out of profit	21.00%	0.4221	6,715	14.74%	0.2482	3,519
Dividend paid with a charge to reserves or share premium	10.00%	0.1987	2,869	4.90%	0.0764	1,076
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	31.00%	0.6208	9,584	19.64%	0.3246	4,595

b)Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	09/30/16	09/30/15
Profit attributable to the Parent (million of euros)	4,606	5,941
Remuneration of contingently convertible preference shares (million of euros)	(249)	(206)
	4,357	5,735
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	-	-
Profit or Loss from continuing operations (PPC net) (million of euros)	4,357	5,735
Weighted average number of shares outstanding	14,391,499,800	14,040,876,221
Basic earnings per share (euros)	0.30	0.41
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.30	0.41

	09/30/16	09/30/15
Profit attributable to the Parent (million of reais)	18,125	20,715
Remuneration of contingently convertible preference shares (million of reais)	(953)	(718)
	17,172	19,997
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of reais)	-	-
Profit or Loss from continuing operations (PPC net) (million of reais)	17,172	19,997
Weighted average number of shares outstanding	14,391,499,800	14,040,876,221
Basic earnings per share (reais)	1.19	1.42
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	1.19	1.42

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	09/30/16	09/30/15

Profit attributable to the Parent (million of euros)	4,606	5,941
Remuneration of contingently convertible preference shares (million of euros)	(249)	(206)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	4,357	5,735
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of euros)	-	-
Profit or Loss from continuing operations (PPC net) (million of euros)	4,357	5,735

Weighted average number of shares outstanding	14,391,499,800	14,040,876,221
Dilutive effect of:
Options/ receipt of shares	51,220,711	26,364,716
Adjusted number of shares	14,442,720,511	14,067,240,937
Diluted earnings per share (euros)	0.30	0.41
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.30	0.41

	09/30/16	09/30/15

Profit attributable to the Parent (million of reais)	18,125	20,715
Remuneration of contingently convertible preference shares (million of reais)	(953)	(718)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	-	-
	17,172	19,997
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (million of reais)	-	-
Profit or Loss from continuing operations (PPC net) (million of reais)	17,172	19,997

Weighted average number of shares outstanding	14,391,499,800	14,040,876,221
Dilutive effect of:
Options/ receipt of shares	51,220,711	26,364,716
Adjusted number of shares	14,442,720,511	14,067,240,937
Diluted earnings per share (reais)	1.19	1.42
Of which: from discontinued operations (reais)	-	-
from continuing operations (reais)	1.19	1.42

4.Remuneration and other benefits paid to the Bank's directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2015 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2015 and 2014.

The most salient data relating to the aforementioned remuneration and benefits for the nine-month periods ended September 30, 2016 and 2015 are summarised as follows:

Remuneration of directors (1)

	Thousands of euros
	09/30/16	09/30/15

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	5,597	6,362
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	678	1,331
Bylaw-stipulated annual directors’ emoluments	2,837	2,574
Other (except insurance premiums)	937	393
Sub-total	10,049	10,660

Transactions with shares and/or other financial instruments	-	-
	10,049	10,660

	Thousands of reais
	09/30/16	09/30/15

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	22,023	22,183
Variable remuneration in cash of executive directors	-	-
Attendance fees of directors	2,668	4,641
Bylaw-stipulated annual directors’ emoluments	11,163	8,975
Other (except insurance premiums)	3,687	1,370
Sub-total	39,541	37,169

Transactions with shares and/or other financial instruments	-	-
	39,541	37,169

(1)	The notes to the annual consolidated financial statements for 2016 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	09/30/16	09/30/15

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	123	139
Pension funds and plans: Provisions and/or contributions (1)	3,542	3,865
Pension funds and plans: Accumulated rights (2)	119,240	118,118
Life insurance premiums	502	427
Guarantees provided for directors	-	-

	Thousands of reais
	09/30/16	09/30/15

Members of the board of directors:
Other benefits-
Advances	-	-
Loans granted	445	621
Pension funds and plans: Provisions and/or contributions (1)	12,826	17,318
Pension funds and plans: Accumulated rights (2)	431,768	529,263
Life insurance premiums	1,818	1,913
Guarantees provided for directors	-	-

(1)

Corresponds to the provisions and/or contributions made in the first nine months of 2016 and 2015 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).

(2)

Corresponds to the pension rights accumulated by the directors. In addition, at September 30, 2016 and September 30, 2015, former board members held accumulated pension rights amounting to EUR 110,795 thousand (401,200 thousand of reais) and EUR 110,672 thousand  (495,899 thousand of reais), respectively.

Also, in his capacity as a member of the boards of directors of Group companies, Mr Matias Rodríguez Inciarte received EUR  32 thousand  (124 thousand of reais) in the first nine months of 2016  as non-executive director of U.C.I., S.A. (first nine months of 2015: EUR 32 thousand (110 thousand of reais)).

Remuneration of senior management  (1) (2)

The table below includes the corresponding amounts related to remunerations of senior management at September 30, 2016 and 2015, excluding the executive directors:

	Thousands of euros
	09/30/16	09/30/15

Senior management:
Total remuneration of senior management	15,457	20,108

	Thousands of reais
	09/30/16	09/30/15

Senior management:
Total remuneration of senior management	60,820	70,112

(1)

Remunerations regarding to members of Senior Management who, during the nine month period ended September 30, 2016, had ceased their duties amount to EUR 1,225 thousand (4,820 thousand of reais) during the nine month period ended September 30, 2016.  (September 30, 2015: EUR 4,150 thousand  (15,725 thousand of reais)).

(2)	The number of senior managers of the Bank, excluding executive directors, changed from 25 in the first nine months of 2015 to 19 in the first nine months of 2016.

The annual variable remunerations (or bonuses) for 2015 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2016 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2016.

5.Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at September 30, 2016 and December 31, 2015 is as follows:

	Million of euros
	09/30/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	83,756	-	-	-	-
Equity instruments	14,764	524	4,706	-	-
Debt instruments	41,233	3,556	109,241	13,396	12,276
Loans and advances	13,061	41,078	-	815,143	-
Central Banks	-	-	-	29,112	-
Credit institutions	3,671	25,645	-	37,564	-
Customers	9,390	15,433	-	748,467	-
Total	152,814	45,158	113,947	828,539	12,276

	Million of reais
	09/30/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	303,282	-	-	-	-
Equity instruments	53,460	1,898	17,041	-	-
Debt instruments	149,304	12,875	395,563	48,508	44,450
Loans and advances	47,294	148,744	-	2,951,633	-
Central Banks	-	-	-	105,414	-
Credit institutions	13,292	92,862	-	136,018	-
Customers	34,002	55,882	-	2,710,201	-
Total	553,340	163,517	412,604	3,000,141	44,450

	Million of euros
	12/31/15
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	76,724	-	-	-	-
Equity instruments	18,225	630	4,849	-	-
Debt instruments	43,964	3,717	117,187	10,907	4,355
Loans and advances	7,433	40,696	-	825,249	-
Central Banks	-	-	-	17,337	-
Credit institutions	1,352	26,403	-	37,438	-
Customers	6,081	14,293	-	770,474	-
Total	146,346	45,043	122,036	836,156	4,355

	Million of reais
	12/31/15
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	330,811	-	-	-	-
Equity instruments	78,581	2,716	20,907	-	-
Debt instruments	189,560	16,027	505,275	47,028	18,777
Loans and advances	32,048	175,469	-	3,558,226	-
Central Banks	-	-	-	74,752	-
Credit institutions	5,829	113,842	-	161,421	-
Customers	26,219	61,627	-	3,322,053	-
Total	631,000	194,212	526,182	3,605,254	18,777

b)	Valuation adjustments for impairment of loans and advances

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the nine-month periods ended September 30, 2016 and 2015 were as follows:

	Million of euros
	09/30/16	09/30/15
Balance as at beginning of period	26,631	27,321

Impairment losses charged to income for the period	8,236	8,785
Of which:
Impairment losses charged to income	12,273	12,737
Impairment losses reversed with a credit to income	(4,037)	(3,952)
Write-off of impaired balances against recorded impairment allowance	(9,696)	(8,339)
Exchange differences and other changes	(144)	(1,489)

Balance as at end of period	25,027	26,278

Of which, relating to:
Impaired assets	16,899	18,190
Of which, arising from country risk	23	49
Other assets	8,128	8,088

Of which:
Individually calculated	8,714	10,247
Collectively calculated	16,313	16,031

	Million of reais
	09/30/16	09/30/15
Balance as at beginning of period	114,825	87,994

Impairment losses charged to income for the period	32,408	30,631
Of which:
Impairment losses charged to income	48,293	44,411
Impairment losses reversed with a credit to income	(15,885)	(13,780)
Write-off of impaired balances against recorded impairment allowance	(38,150)	(29,076)
Exchange differences and other changes	(18,458)	28,196

Balance as at end of period	90,625	117,745

Of which, relating to:
Impaired assets	61,192	81,506
Of which, arising from country risk	83	220
Other assets	29,433	36,239

Of which:
Individually calculated	31,554	45,915
Collectively calculated	59,071	71,830

Previously written-off assets recovered in the first nine months of 2016 and 2015 amounted to EUR 1,069 million (4,207 million of reais) and EUR 1,151 million (4,013 million of reais), respectively. Considering these amounts the impairment losses registered on loans and receivables amounted to EUR 7,167 million (28,201 million of reais) in the first nine months of 2016 and EUR 7,634 million (26,618 million of reais) in the first nine months of 2015.

c)	Non-performing assets

The detail of the changes in the nine-month periods ended September 30, 2016 and 2015 in the balance of financial assets classified as loans and receivables and considered to be doubtful due to credit risk is as follows:

	Million of euros
	09/30/16	09/30/15

Balance as at beginning of period	36,298	40,552
Net additions	6,233	5,459
Written-off assets	(9,696)	(8,339)
Changes in scope of consolidation	698	54
Exchange differences and other	788	(728)
Balance as at end of period	34,321	36,998

	Million of reais
	09/30/16	09/30/15

Balance as at beginning of period	156,505	130,606
Net additions	24,526	19,036
Written-off assets	(38,150)	(29,076)
Changes in scope of consolidation	2,746	188
Exchange differences and other	(21,352)	45,027
Balance as at end of period	124,275	165,781

This amount, after deducting the related allowances, represents the Group's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at September 30, 2016 and December 31, 2015:

	Million of euros		Million of euros
	09/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	29,112	29,517	17,337	17,528
Loans and advances to credit institutions	37,564	37,579	37,438	37,599
Loans and advances to customers	748,467	756,940	770,474	775,713
Debt instruments	25,672	25,724	15,262	15,071
ASSETS	840,815	849,760	840,511	845,911

	Million of reais		Million of reais
	09/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables:
Central banks	105,414	106,881	74,752	75,576
Loans and advances to credit institutions	136,018	136,074	161,421	162,115
Loans and advances to customers	2,710,201	2,740,880	3,322,053	3,344,642
Debt instruments	92,958	93,147	65,805	64,982
ASSETS	3,044,591	3,076,982	3,624,031	3,647,315

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

6.Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at September 30, 2016 and December 31, 2015 is as follows:

	Million of euros
	09/30/16	12/31/15

Tangible assets	5,953	5,623
Of which:
Foreclosed assets	5,874	5,533
Of which: Property assets in Spain	5,226	4,983
Other tangible assets held for sale	79	90
Other assets	27	23
	5,980	5,646

	Million of reais
	09/30/16	12/31/15

Tangible assets	21,556	24,245
Of which:
Foreclosed assets	21,270	23,857
Of which: Property assets in Spain	18,923	21,485
Other tangible assets held for sale	286	388
Other assets	98	99
	21,654	24,344

At September 30, 2016, the allowance that covers the value of the foreclosed assets represents the 49.7% (December 31, 2015: 51.4%). The net charges recorded in the first nine months of 2016 amounted to EUR 121 million and EUR 125 million (475 and 436 million of reais).

In the first nine months of 2016, the Group sold, for a net total of approximately EUR 673 million (2,649 million of reais), foreclosed properties with a gross carrying amount of EUR 1,033 million (4,065 million of reais), for which provisions totalling EUR 408 million (1,605 million of reais) had been recognised. These sales gave rise to gains of EUR 48 million (189 million of reais). Also, in the first nine months of 2016 other tangible assets were sold for EUR 48 million (188 million of reais), giving rise to a gain of EUR 9 million (35 million of reais).

7.Tangible assets

a)	Changes in the period

In the first nine months of 2016, tangible assets were acquired for EUR 5,701 million (19,953 million of reais) (first nine months of 2015: EUR 5,736 million (20,000 million of reais)).

Also, in the first nine months of 2016, tangible asset items were disposed of with a carrying amount of EUR 2,061 million and 8,110 million of reais (first nine months of 2015: EUR 2,551 million (8,895 million of reais)), giving rise to a net loss/gain of EUR - 4 million (- 16 million of reais) in the first nine months of 2016 (first nine months of 2015: EUR 26 million (91 million of reais)).

b)	Impairment losses

In the first nine months of 2016, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 26 million (104 million of reais) (first nine months of 2015: EUR 72 million (251 million of reais)), which were recognised under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)	Property, plant and equipment purchase commitments

At September 30, 2016 and 2015, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.Intangible assets

a)Goodwill

The detail of Intangible Assets - Goodwill at September 30, 2016 and December 31, 2015, based on the cash-generating units giving rise thereto, is as follows:

	Million of euros
	09/30/16	12/31/15

Santander UK	8,630	10,125
Banco Santander (Brazil)	5,466	4,590
Santander Consumer USA	3,005	3,081
Bank Zachodni WBK	2,392	2,423
Santander Bank NA	1,840	1,886
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander – Chile	679	644
Grupo Financiero Santander (Mexico)	450	517
Santander Consumer Bank (Nordics)	535	546
Other companies	894	891
	26,148	26,960

	Million of reais
	09/30/16	12/31/15

Santander UK	31,250	43,656
Banco Santander (Brazil)	19,792	19,791
Santander Consumer USA	10,881	13,284
Bank Zachodni WBK	8,661	10,447
Santander Bank NA	6,662	8,132
Santander Consumer Germany	4,405	5,247
Banco Santander Totta	3,766	4,484
Banco Santander – Chile	2,458	2,777
Grupo Financiero Santander (Mexico)	1,628	2,229
Santander Consumer Bank (Nordics)	1,938	2,354
Other companies	3,242	3,842
	94,683	116,243

In the first nine months of 2016, goodwill decreased by EUR 810 million (21,552 million of reais) due to exchange differences (Note 11), which pursuant to current regulations, were recognised with a credit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through results the condensed consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended December 31, 2015 includes detailed information on the procedures followed by the Group to analyse the potential impairment of the goodwill recognised with respect to its recoverable amount and to recognise the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group's directors concluded that in the first nine months of 2016 there were no impairment losses which required recognition.

b)Other intangible assets

During the first nine months of 2016 and 2015, there were no significant impairment losses.

9.Financial liabilities

a)Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at September 30, 2016 and December 31, 2015 is as follows:

	Million of euros
	09/30/16			12/31/15
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost

Derivatives	85,407	-	-	76,414	-	-
Short Positions	22,506	-	-	17,362	-	-
Deposits	8,336	44,183	771,621	11,442	51,394	795,679
Central banks	1,363	10,185	39,689	2,178	16,486	38,872
Credit institutions	1,030	9,533	94,901	77	8,551	109,209
Customer	5,943	24,465	637,031	9,187	26,357	647,598
Debt securities	-	2,965	225,709	-	3,373	222,787
Other financial liabilities	-	1	23,808	-	1	20,877
Total	116,249	47,149	1,021,138	105,218	54,768	1,039,343

	Million of reais
	09/30/16			12/31/15
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost

Derivatives	309,260	-	-	329,474	-	-
Short Positions	81,495	-	-	74,860	-	-
Deposits	30,184	159,987	2,794,038	49,335	221,595	3,430,728
Central banks	4,935	36,879	143,715	9,391	71,083	167,604
Credit institutions	3,729	34,520	343,635	332	36,869	470,876
Customer	21,520	88,588	2,306,688	39,612	113,643	2,792,248
Debt securities	-	10,737	817,291	-	14,543	960,591
Other financial liabilities	-	2	86,208	-	4	90,015
Total	420,939	170,726	3,697,537	453,669	236,142	4,481,334

b)Information on issues, repurchases or redemptions of debt securities

The detail, at September 30, 2016 and 2015, of the outstanding balance of the debt securities which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first nine months of 2016 and 2015:

	Million of euros
	09/30/16
	Opening balance at 1/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 09/30/16

Non - subordinated	205,029	1,386	70,156	(68,305)	703	208,969
Subordinated	21,131	-	1,726	(3,257)	105	19,705
Total debt securities	226,160	1,386	71,882	(71,562)	808	228,674

	Million of reais
	09/30/16
	Opening balance at 1/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 09/30/16

Non – subordinated	884,024	5,452	276,051	(268,770)	(140,082)	756,675
Subordinated	91,110	-	6,790	(12,814)	(13,733)	71,353
Total debt securities	975,134	5,452	282,841	(281,584)	(153,815)	828,028

	Million of euros
	09/30/15
	Opening balance at 01/01/15	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 09/30/15

Non – subordinated	196,889	(66)	73,765	(74,495)	1,164	197,257
Subordinated	16,806	-	3,486	(483)	(228)	19,581
Total debt securities	213,695	(66)	77,251	(74,978)	936	216,838

	Million of reais
	09/30/15
	Opening balance at 01/01/15	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance at 09/30/15

Non – subordinated	634,120	(230)	257,200	(259,746)	252,525	883,869
Subordinated	54,127	-	12,155	(1,684)	23,141	87,739
Total debt securities	688,247	(230)	269,355	(261,430)	275,666	971,608

c)Other issues guaranteed by the Group

At September 30, 2016 and 2015, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at September 30, 2016 and December 31, 2015:

	Million of euros
	09/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Short Positions	-	-	-	-
Deposits	771,621	772,741	795,679	795,301
Central banks	39,689	40,030	38,872	38,894
Credit institutions	94,901	94,957	109,209	109,480
Customer	637,031	637,754	647,598	646,927
Debt securities	225,709	228,009	222,787	225,362
Other financial liabilities	23,808	23,437	20,877	21,178
Liabilities	1,021,138	1,024,187	1,039,343	1,041,841

	Million of reais
	09/30/16		12/31/15
	Carrying amount	Fair value	Carrying amount	Fair value
Short Positions	-	-	-	-
Deposits	2,794,038	2,798,095	3,430,728	3,429,099
Central banks	143,715	144,949	167,604	167,699
Credit institutions	343,635	343,839	470,876	472,045
Customer	2,306,688	2,309,307	2,792,248	2,789,355
Debt securities	817,291	825,621	960,591	971,693
Other financial liabilities	86,208	84,865	90,015	91,313
Liabilities	3,697,537	3,708,581	4,481,334	4,492,105

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2015.

10.Provisions

a)Provisions for Pensions and other post-retirement obligations and other long term employee benefits

The change in Provisions for pensions and other post-retirement obligations and other long term employee benefits in the first nine months of 2016 related to the greater obligations arising from the increase in the accumulative actuarial gains and losses as a result of the change in actuarial assumptions, as well as to the provision for early retirements mainly made in Spain amounting EUR 381 million (1,499 million of reais), partially offset by benefit payments exceeding EUR 1,000 million (3,935 million of reais).

b)Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at September 30, 2016 and at December 31, 2015 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Million of euros
	09/30/16	12/31/15

Provisions for taxes	1,100	997
Provisions for employment-related proceedings (Brazil)	744	581
Provisions for other legal proceedings	1,016	999
Provision for customer remediation	656	916
Regulatory framework-related provisions	147	308
Provision for restructuring	359	404
Other	1,406	1,399
	5,428	5,604

	Million of reais
	09/30/16	12/31/15

Provisions for taxes	3,982	4,299
Provisions for employment-related proceedings (Brazil)	2,694	2,505
Provisions for other legal proceedings	3,679	4,308
Provision for customer remediation	2,375	3,951
Regulatory framework-related provisions	532	1,329
Provision for restructuring	1,301	1,742
Other	5,093	6,028
	19,656	24,162

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor's office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in provisions for taxes and other legal contingencies and other provisions are disclose in note 10b. With  regard to Brazil, the main charges to profit or loss in the period ended September 30, 2016 were EUR 147 million (579 million of Brazilian real) due to civil contingencies and EUR 333 million (1.311 million of Brazilian real) arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 277 million (1.089 million of Brazilian real) were related to payments of employment-related claims, EUR 138 million (543 million of Brazilian real) due to civil contingencies. With regard with United Kingdom, EUR 43 million (167 million of Brazilian real) of regulatory framework-related provisions (FSCS), EUR 38 million (149 million of Brazilian real) due to customer remediation, and EUR 99 million (390 million of Brazilian real) of restructuring provisions, increases offset by the use of EUR 235 million (923 million of Brazilian real) of customer remediation provisions, EUR 139 million (545 million of Brazilian real) of regulatory framework-related provisions (Bank Levy and FSCS) and EUR 38 million (149 million of Brazilian real) of restructuring provisions were recognized. With regard to Spain, EUR 238 million (935 million of Brazilian real) of restructuring provisions were recognized, increase offset by the use of EUR 183 million (721 million of Brazilian real) for this concept. Additionally, EUR 95 million (374 million of Brazilian real) were used to pay to the Guaranty Deposits Fund registered in 2013, included in regulatory framework-related provisions.

c)Litigation and other matters

i. Tax-related litigation

At September 30, 2016, the main tax-related proceedings concerning the Group were as follows:

-Legal actions filed by Banco Santander (Brasil), S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

-Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

-Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 13, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor's Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor's Office, which on September 3 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognised, still subsist.

-Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

-Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

-In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability. There is provision for the amount of estimated loss.

-In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favour. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

-In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers' funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander (Brasil) S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavourable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognised for the estimated loss.

-In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

-In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities' shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the financial statements.

-In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favourable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

-Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 at second instance the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc., on November 13, 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On January 13, 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On March 11, 2016 the US government appealed the judge's decision at the Court of Appeals. The estimated loss relating to this proceeding was provided for.

-Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc's 2010 adoption of the Code of Practice on Taxation for Banks.  However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favour of HM Revenue & Customs.  Santander UK did not appeal these rulings and accordingly there are no tax litigations outstanding.  The provision recognised for the amounts relating to these matters has been used in full.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At September 30, 2016, the main non-tax-related proceedings concerning the Group were as follows:

-Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At September 30, 2016 the provision for this concept amounts to GBP 397 million, including an additional provision during third quarter of GBP 30 million.

-After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014.

A court order dated 25 May 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. lodged an appeal against the court's decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognise the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to conclude the proceeding due to the non-existence of insolvency.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

On February, 2016, notice was served on the Bank of another ancillary claim filed by Delforca 2008, S.A. and Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) requesting the voidness of the enforcement of securities made by the Bank for a total sum of EUR 57 million. This claim has been stayed on preliminary civil ruling grounds.

On April 19, 2016, the Appellate Court decided in favor of Banco Santander in relation to the stay of the arbitration proceeding and the effects of the arbitral award, the termination of the arbitration agreement and the recognition of the contingent claim and the breach by Banco Santander, S.A. On June, 30, 2016, the Appellate Court decided the insolvency proceeding should not conclude. Delforca 2008 appealed the decisions regarding the termination of the arbitration agreement and the recognition of the contingent claim and breach by Banco Santander to the Supreme Court. On July 28, 2016, Banco Santander filed a motion to stay the Insolvency Proceeding until these appeals are decided.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was upheld in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

-"Planos economicos": Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation ("planos economicos"). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice ("STJ") set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court ("STF") with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

-Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated December 2, 2015. The complainant has stated that it will appeal. The Bank has not recognised any provisions in this connection.

-On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

-The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this annual report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC ("Madoff Securities") by the U.S. Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity ("Optimal Strategic") subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group's private banking customers in Spain, who were qualifying investors.

At the date of this annual report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

-At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the U.K. jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013. On April 4, 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding. The companies have filed an appeal.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirms that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

-Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately EUR 465 million were recognised in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statutebarred) were taken into account. The provisions recognised to cover the claims received were used progressively throughout 2014 and 2015.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at September, 30, 2016, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.Equity

In the nine-month periods ended September 30, 2016 and 2015 there were no quantitative or qualitative changes in the Group's equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Capital

On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million (23,830 million of reais), of which EUR 607 million (1,928 million of reais) related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million (21,902 million of reais) to the share premium.

On February 29, April 29 and November 4, 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of EUR: 131, 128 and 59 million (395, 426 and 240 million of reais).

On September 30, 2016, the Bank's share capital consisted of 14,434,492,579 shares, with a total par value of EUR 7,217 million (18,016 million of reais). On December 31, 2015, the Bank's share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million (18,016 million of reais).

b)	Other accumulated results - Items thay may be not reclassificated to profit or loss- Actuarial gains and losses on defined benefit pension plans

The changes in the balance of Other accumulated results - Items thay may be not reclassificated to profit or loss - Actuarial gains and losses on defined benefit pension plans are shown in the condensed consolidated statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.Its variation is shown in the Statement of recognized income and expense.

The most significant changes in the first nine months of 2016 related to:

-Increase of EUR 820 million (3,225 million of reais) in the cumulative actuarial losses relating to the Group's businesses in the United Kingdom, due to decrease in the discount rate from 3.74% to 2.52%.

-Increase of EUR 112 million (441 million of reais) in the cumulative actuarial losses relating to the Group's businesses in Spain, due to decrease in the discount rate from 1,75% al 1,50%.

-Variations due to changes in exchange rates, mainly in the UK (depreciation of the pound), and Brazil (appreciation of the real).

c)	Other accumulated results - Items thay may not be reclassificated to profit or loss - Hedges of net investments in foreign operations and exchange differences

Other accumulated results - Items thay may not be reclassificated to profit or loss - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other accumulated results - Items thay may not be reclassificated to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first nine months of 2016 recognised in the statement of recognised income and expense reflect the effect arising from the depreciation of the pound sterling, US Dolar and Mexican peso and the appreciation of the brazilian real. Of the change in the balance in the first nine months of 2016, a loss of approximately EUR 810 million related to the measurement of goodwill using the period-end exchange rate.

d)	Other accumulated results – Items thay may be reclassificated to profit or loss - Available-for-sale financial assets

Valuation adjustments - Items thay may be reclassificated to profit or loss - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b). The breakdown, by type of instrument and geographical origin of the issuer, of Oher accumulated results - Available-for-sale financial assets at September 30, 2016 and December 31, 2015 is as follows:

	Million of euros
	09/30/16				12/31/15
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	899	(24)	875	32,454	641	(62)	579	35,283
Rest of Europe	70	(100)	(30)	15,877	283	(47)	236	20,310
Latin America and rest of the world	133	(57)	76	35,495	42	(671)	(629)	32,185
Private-sector debt securities	151	(118)	33	25,415	165	(253)	(88)	29,409
	1,253	(299)	954	109,241	1,131	(1,033)	98	117,187

Equity instruments
Domestic
Spain	51	(7)	44	1,390	66	(5)	61	1,140
International
Rest of Europe	196	(8)	188	942	438	(14)	424	1,338
United States	17	-	17	749	14	(2)	12	980
Latin America and rest of the world	268	(9)	259	1,625	251	(2)	249	1,391
	532	(24)	508	4,706	769	(23)	746	4,849
Of which:
Listed	367	(14)	353	1,854	436	(15)	421	1,986
Unlisted	165	(10)	155	2,852	333	(8)	325	2,863

	1,785	(323)	1,462	113,947	1,900	(1,056)	844	122,036

	Million of reais
	09/30/16				12/31/15
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	3,255	(86)	3,169	117,517	2,764	(267)	2,497	152,130
Rest of Europe	255	(363)	(108)	57,492	1,220	(203)	1,017	87,570
Latin America and rest of the world	483	(207)	276	128,527	181	(2,893)	(2,712)	138,772
Private-sector debt securities	546	(429)	117	92,027	711	(1,091)	(380)	126,803
	4,539	(1,085)	3,454	395,563	4,876	(4,454)	422	505,275

Equity instruments
Domestic
Spain	184	(26)	158	5,033	285	(22)	263	4,915
International
Rest of Europe	711	(30)	681	3,410	1,889	(61)	1,828	5,769
United States	60	-	60	2,713	60	(8)	52	4,225
Latin America and rest of the world	971	(31)	940	5,885	1,082	(9)	1,073	5,998
	1,926	(87)	1,839	17,041	3,316	(100)	3,216	20,907
Of which:
Listed	1,327	(51)	1,276	6,714	1,880	(65)	1,815	8,563
Unlisted	599	(36)	563	10,327	1,436	(35)	1,401	12,344

	6,465	(1,172)	5,293	412,604	8,192	(4,554)	3,638	526,182

During the first nine months of 2016 the group has been registered impairment of EUR 8 million (33 million of reais) in the income statements, corresponding to the impairment of equity instruments in the available for sale portfolio and a release of EUR 24 million (95 million of reais) due to debt securities.

12.Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group's assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest income, Income, Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities mesuared at fair value through profit or loss, net; Gain or losses from hedge accounting, net; and Other operating income in the accompanying consolidated income statements for the nine-month periods ended September 30, 2016 and 2015.

	Revenue (Million of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09/30/16	09/30/15	09/30/16	09/30/15	09/30/16	09/30/15

Continental Europe	12,717	13,180	206	337	12,923	13,517
United Kingdom	7,242	8,216	474	529	7,716	8,745
Latin America	27,030	25,233	(83)	(790)	26,947	24,443
United States	7,054	7,778	137	78	7,191	7,856
Corporate Activities	1,324	719	3,645	5,089	4,969	5,807
Inter-segment revenue adjustments and eliminations	-	-	(4,379)	(5,242)	(4,379)	(5,242)
Total	55,367	55,126	-	-	55,367	55,126

	Revenue (Million of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09/30/16	09/30/15	09/30/16	09/30/15	09/30/16	09/30/15

Continental Europe	50,039	45,955	811	1,175	50,850	47,130
United Kingdom	28,496	28,647	1,865	1,844	30,361	30,491
Latin America	106,355	87,981	(327)	(2,755)	106,028	85,226
United States	27,756	27,120	539	272	28,295	27,392
Corporate Activities	5,210	2,507	14,342	17,741	19,552	20,248
Inter-segment revenue adjustments and eliminations	-	-	(17,230)	(18,277)	(17,230)	(18,277)
Total	217,856	192,210	-	-	217,856	192,210

Also, following is the reconciliation of the Group's consolidated profit after tax for the nine-month periods ended September 30, 2016 and 2015, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Million of euros)
Segment	09/30/16	09/30/15

Continental Europe	2,231	2,027
United Kingdom	1,233	1,523
Latin America	2,879	3,927
United States	627	937
Corporate Activities	(1,364)	(1,347)
Total profit of the segments reported	5,606	7,067
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	2,547	1,552
Profit before tax	8,153	8,619

	Consolidated profit (Million of reais)
Segment	09/30/16	09/30/15

Continental Europe	8,779	7,067
United Kingdom	4,852	5,310
Latin America	11,328	13,691
United States	2,467	3,270
Corporate Activities	(5,368)	(4,696)
Total profit of the segments reported	22,058	24,642
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	10,021	5,411
Profit before tax	32,079	30,053

13.Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank's key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2016 and 2015, distinguishing between significant shareholders, members of the Bank's board of directors, the Bank's executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm's-length transactions or, when this was not the case, the related compensation in kind was recognised:

Million of euros
09/30/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	12	1	13
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	13	-	13
	-	-	25	1	26
Income:
Finance income	-	-	57	12	69
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	441	3	444
	-	-	498	15	513

Million of reais
09/30/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	47	4	51
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	51	-	51
	-	-	98	4	102
Income:
Finance income	-	-	224	47	271
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	1,735	12	1,747
	-	-	1,959	59	2,018

	Million of euros
	09/30/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	23	6,342	441	6,806
Finance leases (lessor)	-	-		-	-
Repayment or termination of loans and leases (lessor)	-	-		-	-
Sales of tangible, intangible or other assets	-	-		-	-
Financing agreements: loans and capital contributions (borrower)	-	37	789	229	1,055
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	21	176	197
Guarantees received	-	-	-	-	-
Commitments acquired	-	3	204	273	480
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	2	-	8	10
Other transactions	-	-	4,137	1,846	5,983

	Million of reais
	09/30/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	7	-	-	7
Financing agreements: loans and capital contributions (lender)	-	83	22,964	1,597	24,644
Finance leases (lessor)	-	-
Repayment or termination of loans and leases (lessor)	-	-
Sales of tangible, intangible or other assets	-	-
Financing agreements: loans and capital contributions (borrower)	-	134	2,857	829	3,820
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	76	637	713
Guarantees received	-	-	-	-	-
Commitments acquired	-	11	739	989	1,739
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	7	-	29	36
Other transactions	-	-	14,980	6,684	21,664

Million of euros
09/30/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	13	-	13
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	13	-	13
	-	-	26	-	26
Income:
Finance income	-	-	69	13	82
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	558	8	566
	-	-	627	21	648

Million of reais
09/30/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	45	-	45
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	45	-	45
	-	-	90	-	90
Income:
Finance income	-	-	241	45	286
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	1,946	28	1,974
	-	-	2,187	73	2,260

	Million of euros
	09/30/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	2	-	-	2
Financing agreements: loans and capital contributions (lender)	-	24	6,585	1,463	8.072
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	31	1,090	137	1.258
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	38	171	209
Guarantees received	-	-	-	-	-
Commitments acquired	-	5	49	91	145
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	14	-	50	64
Other transactions	-	-	4,345	2,084	6,429

	Million of reais
	09/30/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	9	-	-	9
Financing agreements: loans and capital contributions (lender)	-	108	29,506	6,555	36,169
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	-	-	-
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	139	4,884	614	5,637
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	-	-	-	-
Guarantees provided	-	-	170	766	936
Guarantees received	-	-	-	-	-
Commitments acquired	-	22	220	408	650
Commitments/guarantees cancelled	-	-	-	-	-
Dividends and other distributed profit	-	49	-	174	223
Other transactions	-	-	19,469	9,338	28,807

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 269 million (975 million of reais) at September 30, 2016 (September 30, 2015: EUR 327 million (1,465 million of reais)).

14.Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing financial guarantees and other commitment guarantees (recovables and non recovables).

Granted guarantees includes financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non financial guarantees include other guarantees and irrevocable documentary credits.

Contingent commitments provided includes all off-balance-sheet exposures, which are not classified as guarantees provided, including drawable by third parties.

	Million of euros
	09-30-16	12-31-15

Granted guarantees	41,677	39,834
Financial guarantees	16,099	14,648
Non financial guarantees	23,254	23,047
Irrevocable documentary credits	2,324	2,139
Contingent commitment granted	220,610	221,738
Loans commitments	194,064	195,628
Other commitments	26,546	26,110
	262,287	261,572

	Million of reais
	09-30-16	12-31-15
Granted guarantees	150,912	171,752
Financial guarantees	58,293	63,158
Non financial guarantees	84,202	99,371
Irrevocable documentary credits	8,417	9,223
Contingent commitment granted	798,828	956,068
Loans commitments	702,704	843,491
Other commitments	96,124	112,577
	949,740	1,127,820

At September 30, of 2016 the Group have non-perfoming guarantees and commitments amounting EUR 1,060 million (3,839 million of reais) (EUR 969 million (4,175 million of reais) at December 31, 2015) with an allowance of EUR 583 million (2,110 million of reais) (EUR 618 million (2,663 million of reais) at December 31, 2015).

15.Average headcount and number of offices

The average number of employees at and at the Bank and the Group, by gender, in the nine-month periods ended September 30, 2016 and 2015 is as follows:

	Bank		Group
Average headcount	09/30/16	09/30/15	09/30/16	09/30/15

Men	12,444	13,010	86,243	84,330
Women	10,038	10,162	106,264	104,164
	22,482	23,172	192,507	188,494

The number of offices at September 30, 2016 and December 31, 2015 is as follow:

	Group
Number of offices	09/30/16	12/31/15

Spain	2.993	3.467
Group	9.398	9.563
	12.391	13.030

16.Other disclosures

a)	Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at September 30, 2016 and December 31, 2015, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Million of euros
	09/30/16			12/31/15
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	56,975	95,839	152,814	65,849	80,497	146,346
Financial assets designated at fair value through profit or loss	3,260	41,897	45,158	3,244	41,799	45,043
Financial assets available-for-sale (1)	89,355	22,659	112,014	92,284	27,962	120,246
Hedging derivatives (assets)	234	11,278	11,512	271	7,456	7,727
Financial liabilities held for trading	19,256	96,993	116,249	17,058	88,160	105,218
Financial liabilities designated at fair value through profit or loss	-	47,149	47,149	-	54,768	54,768
Hedging derivatives (liabilities)	14	8,925	8,939	400	8,537	8,937
Liabilities under insurance contracts	-	665	665	-	627	627

\
	Million of reais
	09/30/16			12/31/15
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	206,306	347,034	553,340	283,922	347,078	631,000
Financial assets designated at fair value through profit or loss	11,807	151,710	163,517	13,987	180,225	194,212
Financial assets available-for-sale (1)	323,557	82,048	405,605	397,901	120,563	518,464
Hedging derivatives (assets)	847	40,838	41,685	1,169	32,148	33,317
Financial liabilities held for trading	69,727	351,212	420,939	73,550	380,119	453,669
Financial liabilities designated at fair value through profit or loss	-	170,726	170,726	-	236,142	236,142
Hedging derivatives (liabilities)	53	32,317	32,370	1,726	36,808	38,534
Liabilities under insurance contracts	-	2,407	2,407	-	2,703	2,703

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at September 30, 2016, the Bank held equityinstruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,933 million (6,999 million of reais) (December 31, 2015: EUR 1,790 million (7,718 million of reais)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement level 3 and another for the nine month periods ended on the September 30, of 2016 and 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group's units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2015.

As of September 30, 2016, the booked CVA (Credit Valuation Adjustment) was EUR 830 million (3,006 million of reais) (-2.5% from December 31, 2015 year end is due to decreased credit spread) and the DVA (Debt Valuation Adjustment) was EUR 534 million (1,932 million of reais) (+0.5% compared to December 31, 2015). CVA and DVA had been included as an input in the financial assets and liabilities disclosed in the following table.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at September 30, 2016 and December 31, 2015.

		Million of euros
		Fair values calculated using		Fair values calculated using
		internal models at 09/30/16		internal models at 12/31/15
		Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	169,624	2,049	155,233	2,481
Financial assets held for trading	94,801	1,038	79,547	950
Credit institutions	3,672	-	1,352	-	Present Value Method	Observable market data
Customers (a)	9,390	-	6,081	-	Present Value Method	Observable market data
Debt securities and equity instruments	648	39	650	43	Present Value Method	Observable market data, HPI
Derivatives	81,091	999	71,464	907
Swaps	61,684	57	52,904	54	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,116	4	1,005	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,523	797	8,276	619	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	225	-	84	-	Present Value Method	Observable market data
Index and securities options	1,801	86	1,585	120	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	6,742	55	7,610	114	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	11,262	16	7,438	18
Swaps	10,531	16	6,437	18	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	18	-	19	-	Black's Model	Observable market data
Other	713	-	982	-	N/A	N/A
Financial assets designated at fair value through profit or loss	41,545	352	41,285	514
Credit institutions	25,645	-	26,403	-	Present Value Method	Observable market data
Customers (c)	15,353	80	14,213	81	Present Value Method	Observable market data, HPI
Debt securities and equity instruments	547	272	669	433	Present Value Method	Observable market data
Financial assets available-for-sale	22,016	643	26,963	999

LIABILITIES:	153,297	435	151,768	324
Financial liabilities held for trading	96,576	417	87,858	302
Central banks	1,363	-	2,178	-	Present Value Method	Observable market data
Credit institutions	1,030	-	76	-	Present Value Method	Observable market data
Customers	5,943	-	9,187	-	Present Value Method	Observable market data
Debt securities issues	-	-	-	-
Derivatives	84,161	417	74,893	302
Swaps	64,077	-	55,055	1	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,025	-	901	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	11,196	276	9,240	194	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	1,631	140	2,000	107	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	160	-	101	-	Present Value Method	Observable market data
Other	6,072	1	7,596	-	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	4,079	-	1,524	-	Present Value Method	Observable market data
Hedging derivatives	8,915	10	8,526	11
Swaps	7,546	10	7,971	11	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	14	-	12	-	Black's Model	Observable market data
Other	1,355	-	543	-	N/A	N/A
Financial liabilities designated at fair value through profit or loss	47,141	8	54,757	11	Present Value Method	Observable market data
Liabilities under insurance contracts	665	-	627	-	Present Value Method	Observable market data

	Million of reais
	Fair values calculated using		Fair values calculated using
	internal models at 09/30/16		internal models at 12/31/15
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	614,212	7,418	669,317	10,697
Financial assets held for trading	343,277	3,757	342,982	4,096
Credit institutions	13,297	-	5,829	-	Present Value Method	Observable market data
Customers (a)	34,003	-	26,219	-	Present Value Method	Observable market data
Debt securities and equity instruments	2,346	141	2,803	185	Present Value Method	Observable market data, HPI
Derivatives	293,631	3,616	308,131	3,911
Swaps	223,358	206	228,106	233	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	4,041	14	4,333	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	34,483	2,886	35,684	2,669	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	815	-	362	-	Present Value Method	Observable market data
Index and securities options	6,521	311	6,834	517	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	24,413	199	32,812	492	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	40,780	58	32,070	78
Swaps	38,132	58	27,754	78	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	65	-	82	-	Black's Model	Observable market data
Other	2,583	-	4,234	-	N/A	N/A
Financial assets designated at fair value through profit or loss	150,435	1,275	178,009	2,216
Credit institutions	92,861	-	113,842	-	Present Value Method	Observable market data
Customers (c)	55,593	289	61,282	349	Present Value Method	Observable market data, HPI
Debt securities and equity instruments	1,981	986	2,885	1,867	Present Value Method	Observable market data
Financial assets available-for-sale	79,720	2,328	116,256	4,307

LIABILITIES:	555,088	1,575	654,377	1,395
Financial liabilities held for trading	349,702	1,510	378,818	1,301
Central banks	4,935	-	9,391	-	Present Value Method	Observable market data
Credit institutions	3,730	-	328	-	Present Value Method	Observable market data
Customers	21,520	-	39,610	-	Present Value Method	Observable market data
Debt securities issues	-	-	-	-
Derivatives	304,747	1,510	322,915	1,301
Swaps	232,023	-	237,382	4	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	3,710	-	3,883	-	Black-Scholes Model	Observable market data, liquidity
Interest rate options	40,541	999	39,838	836	Black's Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	5,906	507	8,626	461	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	580	-	435	-	Present Value Method	Observable market data
Other	21,987	4	32,751	-	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	14,770	-	6,574	-	Present Value Method	Observable market data
Hedging derivatives	32,281	36	36,761	47
Swaps	27,323	36	34,369	47	Present Value Method	Observable market data, basis
Exchange rate options	-	-	-	-	Black-Scholes Model	Observable market data
Interest rate options	51	-	53	-	Black's Model	Observable market data
Other	4,907	-	2,339	-	N/A	N/A
Financial liabilities designated at fair value through profit or loss	170,697	29	236,095	47	Present Value Method	Observable market data
Liabilities under insurance contracts	2,407	-	2,703	-	Present Value Method	Observable market data

(a)Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)Includes credit risk derivatives with a negative net fair value of EUR 1 million (4 million of reais) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group's main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-Instruments in Santander UK's portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK's portfolio.

•HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

-Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

The net amount recorded in the results of the first nine months of 2016 resulting from the aforementioned valuation models amounted to EUR 119 million (469 million of reais).

The table below shows the effect, at September 30, 2016, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

					Impacts (in million of euros)
Portfolio/Instrument				Weighted	Unfavourable	Favourable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Debt securities and equity instruments	Partial differential equations	Long-term volatility	27%-41%	36.14%	(0.1)	0.1
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(1.9)	1.9
	Present Value Method, Modified Black-Scholes Model	Prepaid Curves	0%-5%	2.75%	(36.8)	30.0
		HPI forward growth rate	n/a	741.89 (**)	(10.8)	10.8
	Standard Gaussian Copula Model	HPI spot rate	0%-5%	2.64%	(3.6)	4.0
	Advanced local and stochastic volatility models	Probability of default	53.6%-73.1%	63.6%	(10.8)	10.8
	Advanced multi-factor interest rate models	Correlation between share prices	0.0001-0.03	0.01(***)	-	42.8

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%-5%	2.82%	(9.2)	7.1
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%-5%	2.75%	(47.9)	39.2
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	728.6(**)	(23.2)	23.2
Available-for-sale financial assets
Debt securities and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(0.2)	0.2
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.64%	(10.9)	12.3
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	692.5% (**)	(13.2)	14.5
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	53.6%-73.1%	63.6%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	(b)	(b)

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	1%	-	-

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

					Impacts (in million of reais)
Portfolio/Instrument				Weighted	Unfavourable	Unfavourable
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	scenario	scenario
Financial assets held for trading
Debt securities and equity instruments	Partial differential equations	Long-term volatility	27%-41%	36.14%	(0.3)	0.5
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(7.7)	7.7
	Present Value Method, Modified Black-Scholes Model	Prepaid Curves	0%-5%	2.75%	(144.7)	118.1
		HPI forward growth rate	n/a	741.89 (**)	(42.5)	42.5
	Standard Gaussian Copula Model	HPI spot rate	0%-5%	2.64%	(14.0)	15.7
	Advanced local and stochastic volatility models	Probability of default	53.6%-73.1%	63.6%	(42.6)	42.6
	Advanced multi-factor interest rate models	Correlation between share prices	0.0001-0.03	0.01(***)	-	168.4

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate (Corrected by mortality rates)	0%-5%	2.82%	(36.1)	27.8
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate(Corrected by mortality rates)	0%-5%	2.75%	(188.5)	154.2
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	728.6(**)	(91.4)	91.4
Available-for-sale financial assets
Debt securities and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a)	(0.8)	0.8
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.64%	(43.1)	48.3
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	692.5% (**)	(52.1)	57.1
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	-	-
	Advanced local and stochastic volatility models	Correlation between share prices	53.6%-73.1%	63.6%	(b)	(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	(b)	(b)

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	1%	-	-

Financial liabilities designated at fair value through profit or loss	-	-	-	-	(b)	(b)

(*)   TAB: “Tasa Activa Bancaria”  (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**)  There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***)Theoretical average value of the parameter. The change arising on a favourable scenario is from 0.0001 to 0.03. An unfavourable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be losses of EUR -0.1 million (0.39 million of reais).

(a)  The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)  The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2016 were as follows:

	12/31/15	Changes									09/30/16
							Changes
	Fair value					Changes in	in fair	Changes			Fair value
	calculated					fair value	value	in fair			calculated
	using					recognised	recognised	value			using
	internal					in profit or	in profit	recognised			internal
	models					loss	or loss	in equity	Level		models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	(unrealised)	(realised)		reclassifications	Other	(Level 3)

Financial assets held for trading	950	-	(179)	-	-	292	-	-	-	(25)	1,038
Debt securities and equity instruments	43	-	(5)	-	-	2	-	-	-	(1)	39
Trading derivatives	907	-	(174)	-	-	290	-	-	-	(24)	999
Swaps	54	-	-	-	-	2	-	-	-	1	57
Exchange rate options	-	-	-	-	-	3	-	-	-	1	4
Interest rate options	619	-	(75)	-	-	253	-	-	-	1	797
Index and securities options	120	-	(29)	-	-	8	-	-	-	(13)	86
Other	114	-	(70)	-	-	24	-	-	-	(13)	55
Hedging derivatives	18	-	(3)	-	-	4	(3)	-	-	-	16
Swaps	18	-	(3)	-	-	4	(3)	-	-	-	16
Financial assets designated at fair value through profit or loss	514	-	(7)	-	(102)	20	-	-	(2)	(71)	352
Loans and advances to customers	81	-	-	-	-	12	-	-	-	(13)	80
Debt instruments	283	-	(7)	-	-	8	-	-	-	(40)	244
Equity instruments	150	-	-	-	(102)	-	-	-	(2)	(18)	28
Financial assets available-for-sale	999	37	(266)	-	(27)	-	-	3	(29)	(74)	643
TOTAL ASSETS	2,481	37	(455)	-	(129)	316	(3)	3	(31)	(170)	2,049

Financial liabilities held for trading	302	-	(58)	-	-	190	-	-	-	(17)	417
Trading derivatives	302	-	(58)	-	-	190	-	-	-	(17)	417
Swaps	1	-	-	-	-	-	-	-	-	(1)	-
Interest rate options	194	-	(41)	-	-	123	-	-	-	-	276
Index and securities options	107	-	(17)	-	-	66	-	-	-	(16)	140
Others	-	-	-	-	-	1	-	-	-	-	1
Hedging derivatives	11	-	(3)	-	-	3	-	-	-	(1)	10
Swaps	11	-	(3)	-	-	3	-	-	-	(1)	10
Financial liabilities designated at fair value through profit or loss	11	-	-	-	-	1	-	-	-	(4)	8
TOTAL LIABILITIES	324	-	(61)	-	-	194	-	-	-	(22)	435

	12/31/15	Changes									09/30/16
							Changes
	Fair value					Changes in	in fair				Fair value
	calculated					fair value	value	Changes			calculated
	using					recognised	recognised	in fair			using
	internal					in profit or	in profit	value			internal
	models					loss	or loss	recognised	Level		models
Million of euros	(Level 3)	Purchases	Sales	Issues	Settlements	(unrealised)	(realised)	in equity	reclassifications	Other	(Level 3)

Financial assets held for trading	4,096	-	(705)	-	-	1,149	-	-	-	(783)	3,757
Debt securities and equity instruments	185	-	(20)	-	-	8	-	-	-	(32)	141
Trading derivatives	3,911	-	(685)	-	-	1,141	-	-	-	(751)	3,616
Swaps	233	-	-	-	-	8	-	-	-	(35)	206
Exchange rate options	-	-	-	-	-	12	-	-	-	2	14
Interest rate options	2,669	-	(296)	-	-	996	-	-	-	(483)	2,886
Index and securities options	517	-	(114)	-	-	31	-	-	-	(123)	311
Other	492	-	(275)	-	-	94	-	-	-	(112)	199
Hedging derivatives	78	-	(12)	-	-	16	(12)	-	-	(12)	58
Swaps	78	-	(12)	-	-	16	(12)	-	-	(12)	58
Financial assets designated at fair value through profit or loss	2,216	-	(28)	-	(401)	79	-	-	(8)	(583)	1,275
Loans and advances to customers	349	-	-	-	-	47	-	-	-	(107)	289
Debt instruments	1,220	-	(28)	-	-	32	-	-	-	(339)	885
Equity instruments	647	-	-	-	(401)	-	-	-	(8)	(137)	101
Financial assets available-for-sale	4,307	146	(1,047)	-	(106)	-	-	12	(114)	(870)	2,328
TOTAL ASSETS	10,697	146	(1,792)	-	(507)	1,244	(12)	12	(122)	(2,248)	7,418

Financial liabilities held for trading	1,301	-	(228)	-	-	748	-	-	-	(311)	1,510
Trading derivatives	1,301	-	(228)	-	-	748	-	-	-	(311)	1,510
Swaps	4	-	-	-	-	-	-	-	-	(4)	-
Interest rate options	836	-	(161)	-	-	484	-	-	-	(160)	999
Index and securities options	461	-	(67)	-	-	260	-	-	-	(147)	507
Others	-	-	-	-	-	4	-	-	-	-	4
Hedging derivatives	47	-	(12)	-	-	12	-	-	-	(11)	36
Swaps	47	-	(12)	-	-	12	-	-	-	(11)	36
Financial liabilities designated at fair value through profit or loss	47	-	-	-	-	4	-	-	-	(22)	29
TOTAL LIABILITIES	1,395	-	(240)	-	-	764	-	-	-	(344)	1,575

b)Sovereign risk with peripheral European countries

The detail at September 30, 2016 and December 31, 2015, by type of financial instrument, of the Group credit institutions’  sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2015), is as follows:

Sovereign risk by country of issuer/borrower at September 30, 2016 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for sale financial assets	Loans and receivables	Held-to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	8,094	(3,172)	22,763	1,482	2,019	15,126	46,312	16	-
Portugal	299	(289)	6,009	963	4	866	7,852	-	(1)
Italy	3,697	(1,289)	441	-	-	-	2,849	(2)	2
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

Sovereign risk by country of issuer/borrower at September 30, 2016 (*)
	Million of reais
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for sale financial assets	Loans and receivables	Held-to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	29,308	(11,486)	82,425	5,366	7,311	54,771	167,695	58	-
Portugal	1,083	(1,046)	21,759	3,487	14	3,136	28,433	-	(4)
Italy	13,387	(4,667)	1,597	-	-	-	10,317	(7)	7
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-

(*)Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 10,940 million (39,613 million of reais) (of which EUR 9,920 million, EUR 678 million and EUR 342 million (35,920 million of reais, 2,455 million of reais, 1,238 million de reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments–  amounting to EUR 3,004 million (10,877 million of reais) (of which EUR 2,903 million, EUR 91 million and EUR 10 million (10,511 million of reais, 330 million of reais and 36 million of reais) to Spain, Portugal and Italy, respectively).

(**)Presented without taking into account the valuation adjustments recognised (EUR 109 million) (395 million of reais).

(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2015 (*)
	Million of euros
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for sale financial assets	Loans and receivables	Held-to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	-
Portugal	278	(174)	7,916	916	-	1,071	10,007	-	1
Italy	3,980	(1,263)	-	-	-	-	2,717	(4)	4
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	6	-

Sovereign risk by country of issuer/borrower at December 31, 2015 (*)
	Million of reais
	Debt instruments							Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Available-for sale financial assets	Loans and receivables	Held-to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	32,972	(10,598)	114,014	4,450	8,731	60,334	209,903	(936)	-
Portugal	1,199	(750)	34,131	3,950	-	4,618	43,148	-	4
Italy	17,161	(5,446)	-	-	-	-	11,715	(17)	17
Greece	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	26	-

(*)Information prepared under EBA standards. Also, there are government debt securities on insurance companies' balance sheets amounting to EUR 11,273 million (48,606 million of reais) (of which EUR 9,892 million, EUR 605 million and EUR 776 million (42,651 million of reais, 2,609 millios of reais and 3,346 million of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments–  amounting to EUR 3,134 million (13,513 million of reais) (of which EUR 3,045 million and EUR 89 million (13,129 million of reais and 384 million of reais) to Spain and Portugal, respectively).

(**)Presented without taking into account the valuation adjustments recognised (EUR 31 million) (134 million of reais).

(***)"Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at September 30, 2016 and December 31, 2015 is as follows:

Exposure to other counterparties by country of issuer/borrower at September 30, 2016 (*)
		Million of euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available- for-sale financial assets	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	5,873	16,925	1,145	4,363	651	-	148,108	177,065	2,767	(13)
Portugal	760	-	114	491	3,256	259	29,216	34,096	1,793	-
Italy	10	-	352	785	-	-	6,863	8,010	407	5
Greece	-	-	-	-	-	-	135	135	40	-
Ireland	-	-	32	367	82	-	859	1,340	702	-

Exposure to other counterparties by country of issuer/borrower at September 30, 2016 (*)
		Million of reais
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available- for-sale financial assets	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	21,266	61,285	4,146	15,798	2,357	-	536,299	641,151	10,019	(47)
Portugal	2,752	-	413	1,778	11,790	938	105,791	123,462	6,492	-
Italy	36	-	1,275	2,842	-	-	24,851	29,004	1,474	18
Greece	-	-	-	-	-	-	489	489	145	-
Ireland	-	-	116	1,329	297	-	3,110	4,852	2,542	-

(*)Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 62,467 million, EUR 6,913 million, EUR 3,131 million and EUR 191 million and EUR 336 million (226,193 million of reais, 25,032 million of reais, 11,337 million of reais, 692 million of reais and 1,217 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)Presented excluding valuation adjustments and impairment losses recognised (EUR 9,307 million) (33,701 million of reais).

(***)“Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Million of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	-	159	992	2,999	29,928	37,016	1,729	-
Italy	5	-	167	813	-	6,713	7,698	35	5
Greece	-	-	-	-	-	44	44	32	-
Ireland	-	-	63	239	40	734	1,076	300	-

Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Million of reais
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	10,128	67,862	6,662	17,963	4,928	663,411	770,954	14,517	(181)
Portugal	12,668	-	686	4,277	12,931	129,041	159,603	7,455	-
Italy	22	-	720	3,505	-	28,944	33,191	151	22
Greece	-	-	-	-	-	190	190	138	-
Ireland	-	-	272	1,030	172	3,165	4,639	1,294	-

(*)Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 million (276,634 million of reais, 27,483 million of reais, 16,152 million of reais, 73 million of reais and 1,699 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)Presented excluding valuation adjustments and impairment losses recognised (EUR 11,641 million) (50,192 millios of reais).

(***)“Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at September 30, 2016 and December 31, 2015:

09/30/16
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	580	791	(211)	(3)	(10)	(13)
Portugal	Sovereign	27	289	(262)	1	(2)	(1)
	Other	-	6	(6)	-	-	-
Italy	Sovereign	50	475	(425)	-	2	2
	Other	366	392	(26)	(2)	7	5
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

09/30/16
Million of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	2,100	2,864	(764)	(11)	(36)	(47)
Portugal	Sovereign	98	1,047	(949)	4	(8)	(4)
	Other	-	22	(22)	-	-	-
Italy	Sovereign	181	1,720	(1,539)	-	7	7
	Other	1,325	1,419	(94)	(7)	25	18
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

12/31/15
Million of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign	28	187	(159)	-	1	1
	Other	71	77	(6)	-	-	-
Italy	Sovereign	183	448	(265)	(1)	5	4
	Other	553	618	(65)	3	2	5
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

12/31/15
Million of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	3,122	4,273	(1,151)	(13)	(168)	(181)
Portugal	Sovereign	121	806	(685)	-	4	4
	Other	306	332	(26)	-	-	-
Italy	Sovereign	789	1,932	(1,143)	(5)	22	17
	Other	2,384	2,665	(281)	13	9	22
Greece	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-
Ireland	Sovereign	-	-	-	-	-	-
	Other	-	-	-	-	-	-

17.Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see note 1.b).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 17, 2016	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer